Exhibit 99.1

NewsRelease

MediWound Reports Third Quarter 2014 Financial Results

Conference call begins today at 4:30 p.m. Eastern time

YAVNE, Israel (November 5, 2014) – MediWound Ltd. (Nasdaq: MDWD), a fully integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today reported financial results for the three and nine months ended September 30, 2014.

Highlights of the third quarter of 2014 and recent weeks include:

•	Commercially launched NexoBrid in the Nordic countries, Austria, Slovak Republic, Spain and Israel.
•	Commenced the European post-marketing pediatric study of NexoBrid to treat severe burns

Management Commentary

“We are pleased with the meaningful commercial and clinical progress made since the second quarter,” stated Gal Cohen, President and Chief Executive Officer of MediWound.

“Our commercial activities in Europe are on plan with recent launches of NexoBrid in the Nordics, Austria, Slovak Republic, Spain and Israel.  As planned, we have nearly completed the recruitment of the European commercial team and are in the process of training clinical staff at the major burn centers in each of these regions.  In parallel, we are creating awareness, interest and use with our site training programs. Our indications demonstrate that increased usage strengthens certainty among physicians and lays a solid foundation for establishing NexoBrid as the standard of care.

“We expect to complete the launch of NexoBrid in the vast majority of European markets by year end and will continue to enhance awareness and interest by taking a leading position in regional and national medical conferences to promote evidence-based medicine.  These venues provide the opportunity to showcase compelling randomized, controlled, clinical data, demonstrating NexoBrid’s significant ability to promptly and effectively remove eschar from severe burns, while reducing the surgical burden of the patients and resulting in overall favorable long term outcomes.

“We were particularly pleased by the fact that several leading German burn specialists presented data at the International Society for Burn Injuries (ISBI) 2014 and shared their experiences and outcomes using NexoBrid for their severe burn patients in oral and poster presentations.  Recommendations for the use of NexoBrid by leading burn specialists in daily practice should greatly enhance the product’s acceptance as a new paradigm in the treatment of severe burns. We were also pleased by the fact that the ISBI Disaster Committee has included the use of NexoBrid in its draft guidance as a means to address a number of the medical challenges expected during a mass casualty event.

“We commenced our European post-marketing pediatric study as part of the European regulatory requirements to broaden the approved indication of NexoBrid to include the treatment of severe burns in children. We expect interim results with predefined stopping rules after a 12-month follow-up will be available in the second half of 2017, with final results available in the second half of 2018.

“We are establishing a strong foundation to make NexoBrid the standard-of-care for severe burns.  As we complete the staged commercial launch of NexoBrid in Europe and advance our clinical programs for NexoBrid and EscharEx, we look forward to achieving a number of milestones during the final quarter of 2014," concluded Mr. Cohen.

Third Quarter Financial Results

Revenue for the third quarter of 2014 was de minimis as the Company focuses on training and increased hands-on use by local burn specialists in burn centers in countries where NexoBrid was launched.

Operating expenses for the third quarter of 2014 were $4.5 compared with $2.3 million for the third quarter of 2013.  The increase was primarily due to $1.2 million of commercial activities associated with building the European marketing infrastructure and a $0.9 million increase in non-cash stock-based compensation expense.

For the third quarter of 2014, the Company reported a net loss of $5.0 million, or $0.24 per share.

Adjusted EBITDA, as defined below, for the third quarter of 2014 was ($3.7) million compared with ($2.1) million for the same quarter last year.

Nine Month Financial Results

The Company generated initial insignificant revenue from sales of NexoBrid in the first nine months of 2014.

Operating expenses for the first nine months of 2014 were $13.3 million in line with our expectations compared with $5.4 million for the same period of 2013.  The increase was primarily due to $3.6 million of commercial activities associated with building the European marketing infrastructure, $2.7 million increase in non-cash stock-based compensation expense and $0.5 million one-time IPO related expenses.

For the nine months ended September 30, 2014, the Company reported a net loss of $11.8 million, or $0.61 per share.

Adjusted EBITDA, as defined below, for the first nine months of 2014 was ($10.3) million compared with ($4.9) million for the same period last year.

Balance Sheet Highlights

As of September 30, 2014, the Company had $69.0 million in cash and short term deposits, and working capital of $70.1 million.  We remain on track with regard to cash use and the Company used $12.1 million in cash during the first nine months of 2014 to fund ongoing operating activities.

As planned, during the fourth quarter of 2014, the Company will continue to invest in plans to complete the recruitment of its marketing infrastructure in Europe, to advance is commercial launches across Europe and fund further clinical development plans.

Conference Call

MediWound management will host a conference call for investors today beginning at 4:30 p.m. Eastern time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the call by dialing (877) 602-7189 (domestic) or (678) 894-3057 (international) and entering passcode 26917687. The call also will be broadcast live on the Internet at www.streetevents.com and www.mediwound.com.

A replay of the call will be accessible two hours after its completion through November 11, 2014 by dialing (855) 859-2056 (domestic) or (404) 537-3406 (international) and entering passcode 26917687. The call will also be archived for 90 days at www.streetevents.com and www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and stock-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not  believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining  compensation, and when assessing the performance of our business with our  senior management.

However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound Ltd.

MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, as well as chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and has been launched in Europe. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials and the regulatory authorizations. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the FDA or the EMA regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts: Sharon Malka Chief Financial & Operation Officer MediWound Ltd. ir@mediwound.co.il	Anne Marie Fields Senior Vice President LHA 212-838-3777 afields@lhai.com

-Financial Tables to Follow -

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2014	2013
CURRENT ASSETS:
Cash, cash equivalents and short term deposits	69,007	9,553
Accounts receivable	2,356	2,512
Inventories	1,512	-
	72,875	12,065
LONG-TERM ASSETS:
Long term deposits and deferred costs	151	204
Property, plant and equipment, net	1,209	1,136
Intangible assets, net	945	1,004
Other assets	417	417
	2,722	2,761
	75,597	14,826
CURRENT LIABILITIES:
Current maturities of Financials Liabilities	140	-
Accounts payables and accruals	2,659	2,023
	2,799	2,023
LONG-TERM LIABILITIES:
Liabilities in respect of Chief Scientist government grants net of current maturities	6,825	6,604
Contingent consideration for the purchase of treasury shares net of current maturities	17,279	16,800
Warrants to shareholders	-	9,200
Severance pay liability, net	3	3
	24,107	32,607
SHAREHOLDERS' EQUITY (DEFICIENCY)	48,691	(19,804)
	75,597	14,826

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013

Revenues	135	-	46	-
Cost of revenues	1,643	-	750	-
Gross loss	(1,508)	-	(704)	-
Operating expenses:
Research and development, net	3,853	2,909	1,027	1,173
Selling and marketing	5,977	1,254	2,252	702
General and administrative	3,503	1,246	1,240	427
Total operating expenses	13,333	5,409	4,519	2,302
Operating loss	(14,841)	(5,409)	(5,223)	(2,302)
Financial income	4,611	-	738	719
Financial expense	(1,551)	(2,560)	(532)	(841)
Loss from continuing operations	(11,781)	(7,969)	(5,017)	(2,424)
Loss from discontinued operation	-	(6,670)	-	(4,742)
Loss for the period	(11,781)	(14,639)	(5,017)	(7,166)

Foreign currency translation adjustments	41	(8)	34	(8)
Total comprehensive loss	(11,740)	(14,647)	(4,983)	(7,174)

Basic and diluted loss per share:
Loss from continuing operations	(0.61)	(0.50)	(0.24)	(0.15)
Loss from discontinued operation	-	(0.42)	-	(0.29)
Net loss per share	(0.61)	(0.92)	(0.24)	(0.44)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	19,448	15,892	21,298	16,217

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
Cash Flows from Operating Activities:
Net loss	(11,781)	(14,639)	(5,017)	(7,166)
Adjustments to reconcile net loss to net cash used in continuing operating activities:
Adjustments to profit and loss items:
Loss from discontinued operation	-	6,670	-	4,742
Depreciation and amortization	404	255	150	131
Revaluation of warrants to shareholders	(4,491)	60		60
Share-based compensation	3,623	303	1,246	110
Revaluation of liabilities in respect of Chief Scientist government grants	32	360	(294)	(87)
Revaluation of contingent consideration for the purchase of treasury shares	557	200	(677)	(500)
Accrued interest in respect of financial loans	-	1,669	-	385
Net financing expenses	278	(40)	296	(32)
	403	9,477	721	4,809
Changes in asset and liability items:
Increase in trade receivables	(21)	-	(7)	-
Decrease (increase) in other receivables	83	(204)	209	(359)
(Increase) decrease in inventories	(1,582)	349	(270)	349
Decrease in trade payables	(279)	(199)	(368)	(215)
Increase in other payables	1,065	-	383	323
	(734)	(54)	(53)	98
Net cash used in continuing operating activities	(12,112)	(5,216)	(4,349)	(2,259)
Net cash used in discontinued operating activities	-	(1,886)	-	(809)
Net cash flows used in operating activities	(12,112)	(7,102)	(4,349)	(3,068)

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
Cash Flows from Investing Activities:
Purchase of property and equipment	(427)	(235)	(143)	(118)
Interest received	45	-	16	-
Proceeds from (investment in) short term bank deposits, net of investments	(47,574)	-	2,688	-
Net cash provided by (used in) investing activities	(47,956)	(235)	2,561	(118)
Cash Flows from Financing Activities:
Proceeds from exercise of options	208	279	-	-
Proceeds from issuance of shares and warrants, net	71,824	15,800	-	15,800
Proceeds from shareholders' loans	-	3,930	-	-
Repayment of shareholders' loans	-	(915)	-	(915)
Proceeds from the Chief Scientist government grants	279	18	252	18
Net cash provided by financing activities	72,311	19,112	252	14,903
Exchange rate differences on cash and cash equivalent balances	(363)	62	(347)	54
Increase in cash and cash equivalents from continuing activities	11,880	13,723	(1,883)	12,580
Decrease in cash and cash equivalents from discontinued activities	-	(1,886)	-	(809)
Balance of cash and cash equivalents at the beginning of the period	7,053	337	20,816	403
Balance of cash and cash equivalents at the end of the period	18,933	12,174	18,933	12,174

Exercise of cashless warrants into shares	4,709	-	4,709	-
Treasury shares cancellation against share –premium	34,600	-	-	-
Consideration for the purchase of treasury shares	-	19,200	-	19,200
Exercise of derivative instrument into treasury shares	-	15,400	-	15,400
Conversion of loans and realization of derivatives into shares and warrants	-	6,239	-	6,239

ADJUSTED EBITDA

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
Loss for the period	(11,781)	(14,639)	(5,017)	(7,166)
Adjustments:
Financial (expenses) income, net	3,060	(2,560)	206	(122)
Other (expenses) income *	-	(6,670)	-	(4,742)
Depreciation and amortization	(404)	(255)	(150)	(131)
Share-based compensation expenses	(3,623)	(303)	(1,246)	(110)
One-time IPO related expenses	(511)		(111)
Total adjustments	(1,478)	(9,788)	(1,301)	(5,105)
Adjusted EBITDA	(10,303)	(4,851)	(3,716)	(2,061)

Share-based compensation expenses:
Cost of revenues	575	-	196	-
Research and development	494	186	171	72
Selling and marketing	1,079	-	371	-
General and administrative	1,475	117	508	38
Equity-based compensation continuing operations	3,623	303	1,246	110
Discontinuing operation Equity-based compensation	-	62	-	24
Total share-based compensation expenses	3,623	365	1,246	134

* Loss from discontinued operation